Condensed Consolidated Interim Financial Statements

Points International Ltd.
March 31, 2017

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		March 31,	December 31,
		2017	2016
	Note
ASSETS
Current assets
Cash and cash equivalents		$42,634	$46,492
Short-term investments		10,033	10,033
Restricted cash		500	500
Funds receivable from payment processors		4,848	10,461
Accounts receivable		5,784	4,057
Prepaid expenses and other assets	10	1,431	1,475
Total current assets		$65,230	$73,018

Non-current assets
Property and equipment		1,853	1,750
Intangible assets		16,366	16,896
Goodwill		7,130	7,130
Deferred tax assets		1,797	1,725
Other assets		2,715	2,715
Total non-current assets		$29,861	$30,216
Total assets		$95,091	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,295	$6,335
Income taxes payable		365	1,638
Payable to loyalty program partners		45,683	53,242
Current portion of other liabilities	10	1,117	771
Total current liabilities		$52,460	$61,986

Non-current liabilities
Deferred tax liabilities		141	211
Other liabilities		659	719
Total non-current liabilities		$800	$930

Total liabilities		$53,260	$62,916

SHAREHOLDERS’ EQUITY
Share capital		58,586	58,412
Contributed surplus		10,310	9,881
Accumulated other comprehensive income (loss)		(69)	(127)
Accumulated deficit		(26,996)	(27,848)
Total shareholders’ equity		$41,831	$40,318
Total liabilities and shareholders’ equity		$95,091	$103,234
Guarantees and Commitments	8
Credit Facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,		2017	2016
	Note
REVENUE
Principal		$79,488	$70,741
Other partner revenue		3,353	2,773
Interest		17	46
Total Revenue	4	$82,858	$73,560

EXPENSES
Direct cost of revenue		71,782	63,365
Employment costs		5,881	5,903
Marketing and communications		525	326
Technology services		432	374
Depreciation and amortization		990	930
Foreign exchange (gain) loss		(6)	80
Operating expenses		2,011	1,293
Total Expenses		$81,615	$72,271

OPERATING INCOME BEFORE INCOME TAXES		$1,243	$1,289

Income tax expense		391	396
NET INCOME		$852	$893

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges		150	820
Income tax effect		(40)	(217)

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		(70)	308
Income tax effect		18	(82)
Other comprehensive income for the period,
net of income tax		$58	$829

TOTAL COMPREHENSIVE INCOME		$910	$1,722

EARNINGS PER SHARE
Basic earnings per share	6	$0.06	$0.06
Diluted earnings per share	6	$0.06	$0.06

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
					Accumulated
Expressed in thousands of United States dollars except					other		Total
number of shares		Share Capital		Contributed	comprehensive	Accumulated	shareholders’
(Unaudited)		Number		Surplus	income (loss)	deficit	equity
	Note	of Shares	Amount

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net lncome		-	-	-	-	852	852
Other comprehensive income, net of tax		-	-	-	58	-	58
Total comprehensive income		-	-	-	58	852	910
Effect of share option compensation plan	7	-	-	107	-	-	107
Effect of RSU compensation plan	7	-	-	566	-	-	566
Share issuances – RSUs		-	210	(210)	-	-	-
Shares repurchased	5	(9,300)	(36)	(34)	-	-	(70)
Balance at March 31, 2017		14,869,374	$58,586	$10,310	$(69)	$(26,996)	$41,831

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net lncome		-	-	-	-	893	893
Other comprehensive loss, net of tax		-	-	-	829	-	829
Total comprehensive income		-	-	-	829	893	1,722
Effect of share option compensation plan	7	-	-	204	-	-	204
Effect of RSU compensation plan	7	-	-	464	-	-	464
Share issuances – RSUs		-	296	(296)	-	-	-
Shares repurchased	5	(33,800)	(132)	(138)	-	-	(270)
Balance at March 31, 2016		15,272,602	$59,457	$10,093	$205	$(25,440)	$44,315

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,		2017	2016

	Note
Cash flows from operating activities
Net income for the period		$852	$893
Adjustments for:
Depreciation of property and equipment		200	236
Amortization of intangible assets		790	694
Unrealized foreign exchange loss		169	224
Equity-settled share-based payment expense	7	673	668
Deferred income tax expense (recovery)		(164)	13
Unrealized net gain on derivative contracts designated as cash flow hedges		80	1,128
Changes in non-cash balances related to operations	9	(5,656)	(8,226)
Net cash used in operating activities		$(3,056)	$(4,370)

Cash flows from investing activities
Acquisition of property and equipment		(303)	(116)
Additions to intangible assets		(260)	(682)
Net cash used in investing activities		$(563)	$(798)

Cash flows from financing activities
Shares repurchased	5	(70)	(270)
Net cash used in financing activities		$(70)	$(270)

Effect of exchange rate fluctuations on cash held		(169)	(223)

Net decrease in cash and cash equivalents		$(3,858)	$(5,661)
Cash and cash equivalents at beginning of the period		$46,492	$51,364
Cash and cash equivalents at end of the period		$42,634	$45,703

Interest Received		$23	$37

Taxes Paid		$(1,773)	$(266)

Amounts received for interest and taxes paid were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, 7th Floor, Toronto, Ontario, Canada, M5H 2G5. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2017 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Development (US) Ltd and Points Travel Inc. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see note 3 below):

Segment	Principal Activities
Loyalty Currency Retailing	Loyalty currency retailing operations for the Corporation’s loyalty partners’ retail consumers.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making certain online travel bookings.

The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2016 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these first quarter 2017 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2016, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2016. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 3, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016, except for the following new significant accounting policy:

(a) Segmented information

During the three months ended March 31, 2017, the Corporation determined that the composition of its operating segments had changed as a result of a new internal reporting structure being implemented and other related changes. As a result, the Corporation has begun, on a retrospective basis, to disclose segmented information based on this new internal reporting structure.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Corporation determines its reportable segments based on, among other things, how the Corporation’s chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews the Corporation’s operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of revenue, and segment profit (loss) represented by Adjusted EBITDA, which is defined as net income before interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation, as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources. The Corporation follows the same accounting policies for its operating segments as those described in the notes to the consolidated financial statements. The Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation’s CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(b) New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 2, Share-based Payment (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018);
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration (effective January 1, 2018) and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2016 audited condolidated financial statements. The Corporation has a plan to ensure compliance with IFRS 15 by the required adoption date, which includes identifying differences between existing policies and IFRS 15, ensuring the data collection process is sufficient and appropriate, and communicating the upconming changes with various stakeholders. The Corporation is currently executing on its adoption plan and continues to assess the impact of this standard on the consolidated financial statements.

(c) New standards adopted

The Corporation adopted the following standard issued by the IASB. These changes did not have a material impact on the consolidated financial statements.

•	Amendments to IAS 7, Statement of Cash Flows

This change is described in detail in the Corporation’s 2016 audited consolidated financial statements.

4. OPERATING SEGMENT

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services. Corporate costs have been allocated to each reportable segment.

Segment profit or loss is represented by Adjusted EBITDA which is defined as net income as presented in the consolidated statement of comprehensive income but excludes interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation. Segment profit or loss results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

For the three months ended	Loyalty
March 31, 2017:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	80,545	2,110	203	82,858
Direct cost of revenue	71,608	159	15	71,782
Gross profit	8,937	1,951	188	11,076
Adjusted operating expenses[1]	4,141	2,450	1,585	8,176
Adjusted EBITDA	4,796	(499)	(1,397)	2,900
Equity-settled share-based payment expense[1]				673
Income tax expense				391
Depreciation and amortization				990
Foreign exchange loss (gain)				(6)
Net income				852

For the three months ended	Loyalty
March 31, 2016:	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	72,064	1,455	41	73,560
Direct cost of revenue	63,221	139	5	63,365
Gross profit	8,843	1,316	36	10,195
Adjusted operating expenses[1]	4,213	1,939	1,076	7,228
Adjusted EBITDA	4,630	(623)	(1,040)	2,967
Equity-settled share-based payment expense[1]				668
Income tax expense				396
Depreciation and amortization				930
Foreign exchange loss (gain)				80
Net income				893

1 Adjusted operating expenses comprise Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense, which is included in Employment Costs in the interim condensed consolidated statement of comprehensive income.

Enterprise-wide disclosures - Geographic information

For the three month period ended March 31,	2017		2016

Revenue
United States	$73,994	89%	$64,190	87%
Europe	6,604	8%	7,827	11%
Canada and other	2,260	3%	1,543	2%
	$82,858	100%	$73,560	100%

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2017, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2017, there were three (2016 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 69% (2016 – 65%) of the Corporation’s total revenue.

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no par value

Unlimited common shares
Unlimited preferred shares

Issued

At March 31, 2017, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Normal Course Issuer Bid (“NCIB”)

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016. The NCIB expired on March 1, 2017 and was not subsequently renewed.

The primary purpose of the Repurchase is for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada.

In the three months ended March 31, 2017, the Company settled and cancelled an aggregate of 9,300 common shares which were purchased during the last three business days of 2016, at an aggregate purchase price of $70, resulting in a reduction to stated capital and contributed surplus of $36 and $34 respectively (2016: repurchased and cancelled an aggregate of 33,800 common shares, at an aggregate purchase price of $270, resulting in a reduction to stated capital and contributed surplus of $132 and $138 respectively). All of these shares were repurchased and cancelled pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period
	ended March 31,
Thousands of US Dollars, except per share amounts	2017	2016
Net income available to common shareholders for basic and diluted earnings per share	$852	$893
Weighted average number of common shares outstanding – basic	14,869,477	15,298,688
Effect of dilutive securities – share-based payments	1,767	6,223
Weighted average number of common shares outstanding –diluted	14,871,244	15,304,911
Earnings per share - reported:
Basic	$0.06	$0.06
Diluted	$0.06	$0.06

a)     Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)     Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

A total of 624,296 options for the three months ended March 31, 2017 (2016 – 643,992) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three months ended March 31, 2017 and 2016, respectively.

7. SHARE-BASED PAYMENTS

As at March 31, 2017, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a period of up to three years and expire at the end of five years from the date of grant. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available for grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at March 31, 2017 is shown in the table below:

March 31, 2017
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued & outstanding	(705,269)
Options available for grant	824,591

As at March 31, 2016, the options available for grant were determined using the legacy plan, as shown by the table below:

March 31, 2016
Options authorized by shareholders	2,250,000
Less: options exercised	(1,380,111)
Net options authorized	869,889
Less: options issued & outstanding	(731,737)
Options available for grant	138,152

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The Corporation did not grant any share options during the three months ended March 31, 2017 (the weighted average fair value of options granted during the three month period ended March 31, 2016 in Canadian dollars was $4.41) . Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the three months ended March 31, 2017 and 2016 were calculated using the following weighted assumptions:

	For the three month
	period ended March 31,
	2017	2016
Dividend yield	N/A	NIL
Risk free rate	N/A	0.56%
Expected volatility	N/A	46.77%
Expected life of options in years	N/A	4.20

A summary of the status of the Corporation’s share option plan as of March 31, 2017 and 2016, and changes during the three months ended on those dates is presented below.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

	2017		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	723,995	$15.25	760,774	$15.59
Granted	-	-	39,401	9.89
Exercised	-	-	-	-
Expired and forfeited	(18,726)	14.63	(68,438)	13.44
Balance at March 31	705,269	$15.27	731,737	$15.49
Exercisable at March 31	548,311	$16.26	438,860	$16.17

As at March 31, 2017:

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual life	price (in	Number	exercise price
Prices (in CAD$)	options	(years)	CAD$)	of options	(in CAD$)
$5.00 to $9.99	120,374	1.35	$ 9.79	94,105	$ 9.76
$10.00 to $14.99	358,669	3.06	$ 12.27	228,370	$ 12.33
$15.00 to $19.99	120,334	0.98	$ 15.98	119,944	$ 15.97
$20.00 and over	105,892	1.96	$ 30.84	105,892	$ 30.84
	705,269			548,311

As at March 31, 2016:

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual life	price (in	Number	exercise price
Prices (in CAD$)	options	(years)	CAD$)	of options	(in CAD$)
$5.00 to $9.99	127,146	2.19	$ 9.78	87,745	$ 9.73
$10.00 to $14.99	354,957	3.93	$ 12.33	140,882	$ 12.30
$15.00 to $19.99	133,494	1.98	$ 15.97	132,714	$ 15.95
$20.00 and over	116,140	2.96	$ 30.84	77,519	$ 30.84
	731,737			438,860

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either over a period of up to three years or in full on the third anniversary of the grant date. A total of 92,738 RSUs have been granted for the three months ended March 31, 2017 (2016 – 250,723 RSUs). As at March 31, 2017, 547,971 RSUs were outstanding (2016 – 521,897 RSUs).

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2017	480,302	$ 12.17
Granted	92,738	$ 9.21
Vested	(10,896)	$ 25.89
Forfeited	(14,173)	$ 12.80
Balance at March 31, 2017	547,971	$ 11.38

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2016	301,841	$ 15.38
Granted	250,723	$ 9.89
Vested	(23,801)	$ 16.05
Forfeited	(6,866)	$ 17.31
Balance at March 31, 2016	521,897	$ 12.69

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. There were no purchases by the trust during the quarter (2016 – nil). As of March 31, 2017, 72,937 of the Corporation’s common shares were held in trust for this purpose (2016 - 129,652 shares).

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three month period ended March 31, 2017 is $673 (2016 - $668).

8. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$6,894	$1,223	$1,339	$1,199	$1,113	$2,020
Principal revenue(2)	424,786	114,495	173,037	137,254	-	-
	$431,680	$115,718	$174,376	$138,453	$1,113	$2,020

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

9. SUPPLEMENTAL CASH FLOW INFORMATION

For the three month period ended March 31,	2017	2016
Decrease in funds receivable from payment processors	$5,613	$479
Increase in accounts receivable	(1,727)	(3)
Decrease (increase) in prepaid expenses and other assets	44	(1,379)
Decrease in other assets	-	30
Decrease in accounts payable and accrued liabilities	(1,040)	(1,600)
Increase (decrease) in income taxes payable	(1,273)	110
Increase (decrease) in other liabilities	286	(851)
Decrease in payable to loyalty program partners	(7,559)	(5,012)
Change in non-cash balances related to operations	$(5,656)	$(8,226)

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at March 31, 2017 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instrument are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at March 31, 2017 and December 31, 2016 are as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at March 31, 2017	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$43	$43

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(137)	(137)
	$(94)	$(94)

As at December 31, 2016	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$84	$84

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(258)	(258)
	$(174)	$(174)

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2017 and December 31, 2016 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

11. CREDIT FACILITIES

On June 23, 2016, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. The following two facilities are available to the Corporation as of March 31, 2017:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2017. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2017. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per an- num over the bank base rate.

There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation was in compliance with all applicable covenants on its facilities during the three months ended March 31, 2017.

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